

May 26, 2011

By U.S. Mail and facsimile: (212) 256-6416

David A. Viniar
Chief Financial Officer
The Goldman Sachs Group, Inc.
200 West Street
New York, NY 10282

> **Re:** **The Goldman Sachs Group, Inc.**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed February 28, 2011**
> **Form 10-Q for the Period Ended March 31, 2011**
> **Filed May 10, 2011**
> **File No. 000-52710**

Dear Mr. Viniar:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2010

Item 1. Business

Institutional Client Services, page 3

1.   We note your disclosure of the three ways in which Institutional Client Services generates revenues. In future periodic filings, please quantify the extent to which revenues are generated in each of these ways. In addition, please disclose the extent to which positions resulting from transactions involving customized or tailor-made products are offset in Institutional Client Services and other segments.

Fixed Income, Currency and Commodities Client Execution, page 4

2.   Please tell us and revise this section to more clearly discuss the nature of mortgage-related activity within the Institutional Client Services segment, including the types of mortgage products involved and the revenue streams generated from these products. Please revise your disclosures on page 37 to identify the nature of the mortgage revenues in this segment that increased from 2009 to 2010.

Commissions and Fees, page 4

3.   We note your disclosure that electronic trades account for the majority of your equity trading activity, while a majority of your net revenues from equity trading activities are derived from your traditional "high-touch" handling of more complex trades. In future periodic filings, please quantify the extent to which equity trading activities are "low-touch" and "high-touch."

Other, page 5

4.   On page 4 and throughout the filing, we note that you invest directly in commodities and other assets, including power generation facilities. Please respond to the following:

   •   Please tell us the type of commodities that you invest in and describe in more detail the activities that go into making a market in these commodities and the types of revenue streams earned as a result of these activities.

   •   Tell us how you obtained your ownership in J. Aron & Company and tell us whether this is an area where you are considering further investments. Also tell us whether you hold interest in any other power generation facilities.

   •   Tell us how and where the results of your ownership interest in J. Aron & Company and, if any, other power generation facilities are reflected in your consolidated financial statements, including the amounts involved.

   •   Describe the relationship between your market making activities in various commodities and your ownership in J. Aron & Company and, if any, other power generation facilities.

Item 1A. Risk Factors, page 18

5.   We note your introductory statement that the discussion includes "some of the more important factors" that could affect your business. Please note that you should discuss all material risks. Please expand this section and revise the introductory statement accordingly. For example, we note your statement that many of the Dodd-Frank regulations are still being drafted and therefore the exact impact these regulations will

have on your business is unclear. Your expanded discussion should address the risks related to specific aspects of Dodd-Frank that are likely to affect your business including the prohibition on proprietary trading and increased capital requirements. As the Dodd-Frank regulations will not vary based on economic conditions, this discussion should be a separate risk factor discussion.

Our businesses have been and may continue to be adversely affected by conditions in the global financial markets and economic conditions generally, page 18

6.   Please expand your discussion to explain how asset values, the lack of liquidity, reduced volatility, general uncertainty about economic and market activities and a lack of consumer, investor and CEO confidence have negatively impacted many of your businesses.

Our liquidity, profitability and businesses may be adversely affected by an inability to access the debt capital markets or to sell assets or by a reduction in our credit ratings or by an increase in our credit spreads, page 21

7.   Please expand this discussion to disclose that four of the five credit rating agencies have issued a negative outlook and disclose the effects of a one and two notch downgrade.

Item 7. Management's Discussion and Analysis of Financial Condition…, page 35

Critical Accounting Policies, page 40

Fair Value, page 40

8.   Please revise in future filings to discuss the nature and type of assets underlying any asset-backed securities, for example, the types of loans (sub-prime, Alt-A, or home equity lines of credit), the geographic region, and the years of issuance as well as information about the credit quality of the securities, including changes or potential changes to those ratings. We note similar disclosure was provided in prior filings, but we were unable to locate it in your current Form 10-K.

Level 3 Financial Assets at Fair Value, page 42

9.   We note from your disclosure on page 117 that you had approximately $7.9 billion in net realized and unrealized gains related to level 3 financial instruments in the year ended December 31, 2010. From your tables on page 117, it appears the most significant gains and losses were the net realized gains on your Total cash instrument assets of $1.5 billion, the net unrealized gains on your Total cash instrument assets of $1.7 billion, and the net unrealized gains on your Total derivatives – net of $5.2 billion. We also note your disclosures at the top of page 116 regarding the unrealized losses of $1.7 billion and $5.2 billion. Please revise in future filings to more clearly discuss the following:

- whether realized and unrealized gains (losses) affected your results of operations, liquidity or capital resources during the period, and if so, how;

- the reason for any material decline or increase in the fair values; and

- whether you believe the fair values diverge materially from the amounts you currently anticipate realizing on settlement or maturity. If so, disclose why and provide the basis for your views.

As part of your revisions, please more clearly address the individual factors and types of securities affected in greater detail than was provided in the footnotes on page 116. Where possible, please provide quantification.

Results of Operations, page 44

Net Revenues, page 46

10.   In future filings please expand your disclosure in this section to provide a more detailed discussion and analysis of your results of operations, including known material trends, events, and uncertainties, by type of revenue (e.g., by line item included in the consolidated statements of earnings) beyond the high level of discussion provided here that is essentially the same high level provided in your Executive Overview on page 37. Otherwise, tell us how you determined these results did not need to be described in sufficient detail for the reader to understand your results of operations. We note the level of detail provided here is also substantially similar to the level of detail provided in your segment discussions on page 52. Provide us with your proposed disclosures, as applicable.

Investment Banking, page 53

11.   Please revise in future filings to quantify the change in your investment banking transaction backlog, with quantification of the separate changes in underwriting and financial advisory backlogs where material. Identify and discuss any trends reflected.

Institutional Client Services, page 54

12.   We note your discussion of net revenues in Institutional Client Services is substantially similar to your overall discussion of results of operations on page 46. We also note that Fixed Income, Currency and Commodities Client Execution represented 35% of overall consolidated total net revenues and 63% of total net revenues for the Institutional Client Services segment in the year ended December 31, 2010. In light of its significance, please revise in future filings to provide a more robust discussion and analysis of the net revenues of this segment, including quantification of the impact on your operating results

of particular product types within Fixed Income, Currency and Commodities Client Execution when discussing the various trends. Provide us with your proposed disclosures.

Investing & Lending, page 56

13.   We note your disclosure that results for 2010 in Investing & Lending reflected a net gain of $2.69 billion from other equity securities and a net gain of $2.60 billion from debt securities and loans. In future periodic filings please revise to provide a more robust discussion of these changes, including discussion of known material trends and uncertainties and an analysis explaining the underlying reasons for or implications of material fluctuations. Please provide us with your proposed disclosure.

Market Risk Management, page 84

Value-at-Risk, page 85

14.   We note your disclosure on page 85 that you use stress testing and a variety of scenarios to calculate the potential loss from a wide range of market moves. Please more clearly describe in future filings the method used (i.e., parametric, historical, full valuation, etc.) and the level or number of market factors used when calculating Value-at-Risk (or VaR) as presented throughout this section.

15.   You disclose that you use risk limits at various levels within the firm to govern risk appetite by controlling the size of your exposures to market risk. Discuss the extent to which VaR that management uses at these various levels differs in methodology or number of market factors used from the presentations in the filing.

Year-End VAR and High and Low VaR, page 86

16.   Please refer to page 87. We note that trading losses incurred on a single day exceeded your 95% one-day VaR on two occasions. We also note that that trading losses incurred on a single day did not exceed your 95% one-day VaR during 2009.

- Given that your trading losses exceeded your one-day VaR on only two occasions in 2010 and no occasions in 2009, please tell us why you believe the number of exceptions were not higher since your VaR is calculated at the 95% confidence level.

- Explain to us how you determined your VaR model is still statistically appropriate in light of so few exceptions.

- Address any changes you made to your VaR methodology or assumptions during the last three years, particularly highlighting any changes made because no trading losses were in excess of your one-day VaR in 2009.

Notes to Consolidated Financial Statements, page

Note 5. Fair Value Measurements, page 117

17.   We note your disclosure of the aggregate amounts of net realized and unrealized gains
        and losses related to level 3 financial assets included in non-interest revenues. In future
        periodic filings please revise footnote 1 to the table at the top of page 117 to quantify the
        amounts included in each of the applicable line items within non-interest revenues.

Note 7 – Derivatives and Hedging Activities, page 126

Credit Options, page 136

18.   Please refer to footnote 2 of the tabular presentation. We note that "Other Purchased
        Credit Derivatives" is comprised of purchased protection in excess of the amount of
        written protection on identical underlying. To enhance the transparency of your
        disclosure, please disclose separately the related total amount of purchased protection
        versus written protection.

Note 8 – Fair Value Option, page 138

Insurance and Reinsurance Contracts, page 139

19.   You state on page F161 that $2.05 billion of your $6.3 billion in Liabilities for future
        benefits and unpaid claims at December 31, 2010 are carried at fair value under the fair
        value option. We also note your disclosure on page 139 the significant inputs are interest
        rates, inflation risk, mortality, or funding benefit assumptions. ASC 825-10-15-4d
        indicates that only certain insurance contracts settable in goods or services are eligible for
        the fair value option. Please tell us and revise your disclosure here to identify the types
        of contracts and the nature of the goods or services in which they are settable. Tell us
        and consider disclosing the other factors related to these goods or services that affect the
        valuation of these contracts.

Note 10 – Securitization Activities, page 145

20.   Please tell us, and more clearly disclose in future filings, the exposures and primary risk
        retained by the Company in connection with your securitization transactions.

21.   In future filings, please further disaggregate the information presented within the table on
        page 146 by loan quality and vintage.

Transactions with the Hellenic Republic (Greece), page 200

22.   We note that you are involved in a number of investigations by various governmental and regulatory bodies in connection with the certain transactions involving Greece. Please tell us and enhance your disclosure in future filings to quantify your total remaining exposure related to Greece.

Supplemental Financial Information, page 202

Ratios, page 210

23.   Please revise in future filings to disclose the dividend payout ratio in accordance with Item VI of Industry Guide 3.

Item 11. Executive Compensation

2010 Compensation, page 21

24.   On page 21 you state that in determining the amount and form of compensation to be awarded to your NEOs you considered your financial performance, the individual and collective performance of your NEOs and compensation levels and practices of other financial services firms. Please expand the discussion to address the following:

- With respect to financial performance, please explain how your compensation committee used your financial performance to determine the amount and form of the compensation awards; and

- With respect to individual performance, please discuss the aspects of each NEO's individual performance that had a material impact on the amount of each NEO's compensation award.

To the extent that there were any corporate and or individual goals used to determine whether variable compensation would be awarded or the amount of variable compensation awards, please identify the goals, discuss the level of achievement and explain how the level of achievement was used to determine the amount of the awards.

An Advisory Vote on Executive Compensation Matters (Say on Pay), page 39

25.   Please confirm that you will discuss how you considered the advisory votes in future proxy statements.

Form 10-Q for the period ended March 31, 2011

Note 11 – Variable Interest Entities, page 49

Municipal Bond Securitizations, page 50

26.   We note discussions in various sections of your filing regarding your exposures to municipal entities. Please provide us with an analysis that summarizes and quantifies your various exposures (both direct and indirect) to state and local municipalities. Please also consider providing this type of disclosure in your future filings in order to more clearly identify any risk concentration in this industry.

Item 2 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 96

Business Environment, page 99

Global, page 99

27.   You have disclosed that the political unrest in the Middle East, the earthquake and tsunami in Japan and inflation in emerging markets have affected your businesses during the quarter. Please tell us, and discuss in future filings, the exposure that these recent events has had on your business and how it has (or will) impact your results of operations. Additionally, please tell us and consider disclosing the amount of provisions or adjustments you have made, if any, in your financial statements as a result of such exposures.

Critical Accounting Policies, page 100

Controls over Valuation of Financial Instruments, page 101

28.   In the second paragraph you indicated that in situations where there is a question about the valuation [of financial instruments] valuation is determined by senior management in control and support functions that are independent of the revenue-producing units. Please tell us, and clarify in future filings, the facts and circumstances where an instrument's valuation would come into question.

Regulatory Reform, page 111

29.   We note your disclosure regarding the Dodd-Frank Act here as well as elsewhere in your filing, including its limitations on various aspects of your business. Please revise your future filings to address the following:

•   Clearly disclose how you define "proprietary trading" for these purposes.

- Identify the trading desks and other related business units that participate in activities you believe meet the definition of proprietary trading. Identify where these activities are located in terms of your segment breakdowns. Quantify the gross revenues and operating margin from each of these units. We note your disclosure on page 59 of your Form 10-K for the year ended December 31, 2010 that you have liquidated your positions within Principal Strategies in your former Equities operating segment. It is not clear if this was the extent of your proprietary trading business. Please clarify if there are other proprietary trading businesses. If there are, please clearly identify the extent to which such activities or business units have been terminated or disposed of as well as the steps you plan to take to terminate or dispose of the rest of these components.

- Revise your future filings to clearly identify aspects of your business that are similar to but excluded from your definition of "proprietary trading" for these purposes. Clearly disclose how you differentiate such activities. Tell us the extent to which you believe it is possible that such activities will be scoped into the final regulatory definition of proprietary trading.

- Identify the business units that sponsor or invest in private equity or hedge funds. Identify where these activities are located in terms of your segment breakdowns. Quantify the gross revenues, operating margins, total assets, and total liabilities associated with your sponsorship and investments in private equity and hedge funds. Clearly identify the extent to which such activities have been terminated or disposed of as well as the steps you plan to take to terminate or dispose of the rest of these components.

Other Capital Metrics, page 122

30. We note your presentation of unadjusted tangible common shareholders' equity and tangible book value per common share at various places in the filing. These financial measures appear to be non-GAAP as defined by Regulation G and Item 10(e) of Regulation S-K as they are not disclosures required to be by GAAP, Commission Rules, or banking regulatory requirements. Further, we note your presentation your adjusted presentation of book value per common share, tangible book value per share, common shareholders' equity, tangible common shareholders' equity, diluted earnings per common share, and annualized ROE which are all adjusted to exclude the impact of the preferred dividend. In future filings, given the volume of non-GAAP measures presented at various locations throughout the filing, please expand your disclosures to clearly identify these metrics as "non-GAAP" where they appear. Please provide a transparent reconciliation to the most directly comparable financial measure presented in accordance with GAAP for all periods presented. Revise your future filings to state that in light of diversity in presentation in the market place, the methodology for determining these

measures may differ among companies. Refer to the guidance of Item 10(e) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Crittendon, Staff Accountant at (202) 551-3472 or Kevin W. Vaughn, Accounting Branch Chief at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall, Staff Attorney at (202) 551-3234 or me at (202) 551-3675 with any other questions.

Sincerely,

Suzanne Hayes
Assistant Director

cc: Sarah E. Smith
Principal Accounting Officer
The Goldman Sachs Group, Inc.